EXHIBIT 99.1

RADA Radar Selected for Evaluation by a Customer in Asia

RADA's Tactical Multi-Mission Hemispheric Radar provides volume surveillance and detection of multiple threat types including UAVs, manned aircraft, mortars and rockets

Netanya, Israel, August 6, 2015 (NASDAQ: RADA) - RADA Electronic Industries announced today that the ministry of defense of an Asian country has selected its Multi-Mission Hemispheric Radar (MHR) system for evaluation purposes.

The system, incorporating 4 MHRs, is tasked to detect low, slow and small UAVs and to provide alerts. The system will be evaluated during the next 12 months and performance and operational requirements for future needs will be determined.

This new customer joins other entities who have purchased systems for evaluation purposes, including a branch of the US military, leading US and European integrators and the Israeli Ministry of Defense, which has chosen the system for its national alert system. The delivery of the MHR system will be immediate.

The MHR, an S-Band, software-defined, pulse-Doppler, active electronically scanned array radar, has sophisticated beam forming capabilities and advanced signal processing. It provides multiple missions on each radar platform and offers an unprecedented performance-to-price ratio. It is compact and mobile, delivering ideal organic, tactical surveillance solutions for force and border protection applications such as counter rockets and mortars, counter UAVs, ground moving target indicator and air surveillance.

Zvi Alon, RADA's CEO, remarked, "We are very pleased with the growing interest and acceptance of our radars in the global market, and hope that the potential of this evaluation will materialize in the near future.”

About RADA
RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of tactical land radars for force and border protection, inertial navigation systems for air and land applications, avionics systems and upgrades.

Contact Details:
RADA
Dov Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com